Exhibit (a)(5)(iii)

Truett-Hurst Contact:

Investor Relations

Phone: (707) 431-7020

Email: IR@truetthurst.com

Truett-Hurst Announces Amendment of Tender Offer to Purchase up to 1,000,000 of its Shares

HEALDSBURG, CA — February 14, 2019 — Truett-Hurst, Inc. (NASDAQ: THST) announced today that it has amended its previously announced self tender offer to purchase up to 1,000,000 shares of its Class A common stock, including shares issued upon exchange of limited liability company interests of its subsidiary H.D.D., LLC, or such lesser number of shares of its Class A common stock as are properly tendered and not properly withdrawn, at a price of $2.40 per share of Class A common stock, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”).

The amendments in the Schedule TO-I/A filed today with the Securities and Exchange Commission (the “SEC”) were to incorporate additional disclosures relating to the Company’s Form 10-Q for the second quarter of fiscal year 2019 as well as disclosures made in response to the SEC comment letter dated February 4, 2019.

The expiration of the Offer was previously extended to ensure that stockholders have sufficient time to consider such additional information relating to the Offer.

The terms and conditions of the Offer are described in the Offer to Purchase, dated as of January 14, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal, as updated by the information contained in Amendment No. 1 and this Amendment No. 2 to the Schedule TO. Except as set forth herein, the terms and conditions of the Offer as described in the Offer to Purchase and the related letter of transmittal, remain the same.

D.F. King & Co., Inc. is serving as information agent for the Offer. Stockholders with questions, or who would like to receive additional copies of the Offer documents may call D.F. King at (888) 626-0988 (toll free) or email thst@dfking.com.

About Truett-Hurst, Inc.

Truett-Hurst, Inc. (NASDAQ: THST) is a holding company and its sole asset is the controlling equity interest in H.D.D. LLC, an innovative super-premium, ultra-premium and luxury wine sales, marketing and production company based in the acclaimed Dry Creek Valley of Sonoma County, California. Truett-Hurst, Inc. is headquartered in Healdsburg, California. For more information, visit Truett-Hurst’s website (www. truetthurst.com).

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Truett-Hurst common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Truett-Hurst common stock or any other securities. Truett-Hurst has filed a tender offer statement on Schedule TO (as amended, the “Schedule TO”), including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials. as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Truett-Hurst will be filing with the SEC at the SEC’s website at www.sec.gov or from Truett-Hurst’s website at www.truetthurst.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the Offer, toll free at (888) 626-0988.